L A M Y

201 Allen St.

Unit 10104

New York, NY 10002

657-315-8312

lamy@twoplus1.live

February 7, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Division of Corporation Finance Office of Trade & Services

Re:	L A M Y Registration Statement on Form S-1 Filed July 27, 2022 File No. 333-266341

Ladies and Gentlemen:

We are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated February 6, 2023, relating to the Company's Registration Statement on Form S-1/A, filed with the Commission on January 30, 2023 (the “Registration Statement”). Herewith, Amendment No. 7 to the Registration Statement (“Amendment No. 7”) is being filed in response to the Commission's comments on the Registration Statement. The numbered paragraphs below correspond to the numbered comments in the Staff's letter, and the Staff’s comments are presented in bold italics.

Amendment No. 6 to Registration Statement on Form S-1

General

1.

Please file the October 11, 2022 loan agreement as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company informs the Staff it has now filed the requested loan agreement as an exhibit, in line with the Item 601(b)(10) of Regulation S-K.

Should the Staff have any additional questions or comments regarding the foregoing, please do not hesitate to contact the Company at their earliest convenience.

Sincerely,

L A M Y

/s/ Dwight Witmer